Mail Stop – 4720

August 7, 2009

Mr. James O. Miller
President
First Citizens Banc Corp
100 East Water Street
P. O. Box 5016
Sandusky, Ohio 44870

Re: First Citizens Banc Corp
   Form 10-K for December 31, 2008
   File Number 0-25980

Dear Mr. Miller:

        This letter is to advise you that we have completed our reviewed the above referenced filing and the related material, and we have no further comments.

                                        Sincerely,

                                        William Friar
                                        Senior Financial Analyst

By FAX: 419 627-3359